FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

40 Contingent liabilities, contractual commitments and guarantees

	HSBC		HSBC Holdings
	2013	2012	2013	2012
	US$m	US$m	US$m	US$m
Guarantees and contingent liabilities
Guarantees .........................................................................	84,554	80,364	52,836	49,402
Other contingent liabilities .................................................	182	209	-	-

	84,736	80,573	52,836	49,402

Commitments
Documentary credits and short-term trade-related transactions ....................................................................	12,154	13,359	-	-
Forward asset purchases and forward forward deposits placed .......................................................................................	1,005	419	-	-
Undrawn formal standby facilities, credit lines and other commitments to lend .....................................................	574,444	565,691	1,245	1,200

	587,603	579,469	1,245	1,200

The above table discloses the nominal principal amounts of commitments excluding capital commitments, which are separately disclosed below, and guarantees and other contingent liabilities, which are mainly credit-related instruments including both financial and non-financial guarantees and commitments to extend credit. Contingent liabilities arising from legal proceedings and regulatory matters against Group companies are disclosed in Note 43. Nominal principal amounts represent the amounts at risk should the contracts be fully drawn upon and clients default. The amount of the loan commitments shown above reflects, where relevant, the expected level of take-up of pre-approved loan offers made by mailshots to personal customers. As a significant portion of guarantees and commitments is expected to expire without being drawn upon, the total of the nominal principal amounts is not indicative of future liquidity requirements.

Guarantees

HSBC provides guarantees and similar undertakings on behalf of both third-party customers and other entities within the HSBC Group. These guarantees are generally provided in the normal course of HSBC's banking business. The principal types of guarantees provided and the maximum potential amount of future payments which HSBC could be required to make at 31 December 2013 were as follows:

	At 31 December 2013		At 31 December 2012
	Guarantees in favour of third parties	Guarantees by HSBC Holdings in favour of other HSBC Group entities	Guarantees in favour of third parties	Guarantees by HSBC Holdings in favour of other HSBC Group entities
	US$m	US$m	US$m	US$m
Guarantee type
Financial guarantees1 ...................................................	31,224	36,800	32,036	36,800
Credit-related guarantees2 ............................................	15,076	16,036	12,957	12,602
Other guarantees .........................................................	38,254	-	35,371	-

	84,554	52,836	80,364	49,402

1 Financial guarantees are contracts that require the issuer to make specified payments to reimburse the holder for a loss incurred because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument.
2 Credit-related guarantees are contracts that have similar features to financial guarantee contracts but fail to meet the definition of a financial guarantee contract under IAS 39.
The amounts disclosed in the above table are nominal principal amounts and reflect HSBC's maximum exposure under a large number of individual guarantee undertakings. The risks and exposures arising from guarantees are captured and managed in accordance with HSBC's overall credit risk management policies and procedures. Approximately half of the above guarantees have a term of less than one year. Guarantees with terms of more than one year are subject to HSBC's annual credit review process.

Financial Services Compensation Scheme

The Financial Services Compensation Scheme ('FSCS') has provided compensation to consumers following the collapse of a number of deposit takers. The compensation paid out to consumers is currently funded through loans from the Bank of England and HM Treasury which at 31 December 2013 stood at approximately £17 billion (US$28.1bn).

In order to repay the loan principal which is not expected to be recovered, the FSCS confirmed in February 2013 that it would levy approximately £363m (US$587m) in Scheme Year 2013/2014 and in the following two Scheme Years on participating financial institutions. In January 2014, the FSCS announced that the expected levy on participating financial institutions for Scheme Year 2014/2015 would be £399m (US$660m).

HSBC could be liable to pay a further proportion of the outstanding borrowings that the FSCS has borrowed from HM Treasury.

The ultimate FSCS levy to the industry as a result of the collapses cannot currently be estimated reliably as it is dependent on various uncertain factors including the potential recoveries of assets by the FSCS and changes in the level of protected deposits and the population of FSCS members at the time.

Capital commitments

In addition to the commitments disclosed on page 548, at 31 December 2013 HSBC had US$401m (2012: US$607m) of capital commitments contracted but not provided for and US$112m (2012: US$197m) of capital commitments authorised but not contracted for.

Associates

HSBC's share of associates' contingent liabilities amounted to US$46,574m at 31 December 2013 (2012: US$46,148m). No matters arose where HSBC was severally liable.

41 Lease commitments

Finance lease commitments

HSBC leases land and buildings (including branches) and equipment from third parties under finance lease arrangements to support its operations.

	At 31 December 2013			At 31 December 2012
	Total future minimum payments	Future interest charges	Present value of finance lease commitments	Total future minimum payments	Future interest charges	Present value of finance lease commitments
	US$m	US$m	US$m	US$m	US$m	US$m
Lease commitments:
- no later than one year ......................	59	(23)	36	81	(21)	60
- later than one year and no later than five years .............	132	(76)	56	153	(71)	82
- later than five years ....................	185	(25)	160	196	(34)	162

	376	(124)	252	430	(126)	304

At 31 December 2013, future minimum sublease payments of US$237m (2012: US$244m) were expected to be received under non-cancellable subleases at the balance sheet date.

Operating lease commitments

At 31 December 2013, HSBC was obligated under a number of non-cancellable operating leases for properties, plant and equipment on which the future minimum lease payments extend over a number of years.

	At 31 December 2013		At 31 December 2012
	Land and buildings	Equipment	Land and buildings	Equipment
	US$m	US$m	US$m	US$m
Future minimum lease payments under non-cancellable operating leases:
- no later than one year ................................................	960	11	943	23
- later than one year and no later than five years ..........	2,499	14	2,495	23
- later than five years ...................................................	2,007	5	2,246	-

	5,466	30	5,684	46

At 31 December 2013, future minimum sublease payments of US$10m (2012: US$14m) were expected to be received under non-cancellable subleases at the balance sheet date.

In 2013, US$1,425m (2012: US$1,166m; 2011: US$973m) was charged to 'General and administrative expenses' in respect of lease and sublease agreements, of which US$1,098m (2012: US$1,149m; 2011: US$952m) related to minimum lease payments, US$326m (2012: US$17m; 2011: US$20m) to contingent rents, and US$1m (2012: US$0.4m; 2011: US$1m) to sublease payments.

The contingent rent represents escalation payments made to landlords for operating, tax and other escalation expenses.

Finance lease receivables

HSBC leases a variety of assets to third parties under finance leases, including transport assets (such as aircraft), property and general plant and machinery. At the end of lease terms, assets may be sold to third parties or leased for further terms. Lessees may participate in any sales proceeds achieved. Lease rentals arising during the lease terms will either be fixed in quantum or be varied to reflect changes in, for example, tax or interest rates. Rentals are calculated to recover the cost of assets less their residual value, and earn finance income.

	At 31 December 2013			At 31 December 2012
	Total future minimum payments	Unearned finance income	Present value	Total future minimum payments	Unearned finance income	Present value
	US$m	US$m	US$m	US$m	US$m	US$m
Lease receivables:
- no later than one year ..........	3,370	(360)	3,010	3,712	(379)	3,333
- later than one year and no later than five years .........	7,933	(990)	6,943	8,414	(966)	7,448
- later than five years ..............	5,064	(856)	4,208	5,277	(951)	4,326

	16,367	(2,206)	14,161	17,403	(2,296)	15,107

At 31 December 2013, unguaranteed residual values of US$205m (2012: US$253m) had been accrued, and the accumulated allowance for uncollectible minimum lease payments receivable amounted to US$7m (2012: US$3m). No contingent rents were received in 2013 (2012: nil).

42 Structured entities

HSBC is involved with structured entities, mainly through securitisation of financial assets, conduits and investment funds.

HSBC arrangements that involve structured entities are authorised centrally when they are established to ensure appropriate purpose and governance. The activities of structured entities administered by HSBC are closely monitored by senior management. HSBC has involvement with both consolidated and unconsolidated structured entities, which may be established by HSBC or by a third party, as detailed below.

Structured entities are assessed for consolidation in accordance with the accounting policy set out in Note 1(e).

Consolidated structured entities
Total assets of HSBC's consolidated structured entities, split by entity type

	Conduits	Securitisations	HSBC managed funds	Other	Total
	US$bn	US$bn	US$bn	US$bn	US$bn

At 31 December 2013 ...........................	38.9	7.1	13.9	8.2	68.1

At 31 December 2012 .............................	38.4	9.0	12.1	3.5	63.0

Conduits

HSBC has established and manages two types of conduits: securities investment conduits ('SIC's) and multi-seller conduits. These entities have been designed so that voting or similar rights are not the dominant factor in deciding who has control; in such cases, the relevant activities are directed by means of contractual arrangement. The conduits are consolidated as HSBC is exposed or has the right to variable returns from its involvement with the entity and has the ability to affect its returns through its power over the entity.

Securities investment conduits

Solitaire, HSBC's principal SIC, purchases highly rated asset-backed securities ('ABS's) to facilitate tailored investment opportunities. At 31 December 2013, Solitaire held US$9.0bn of ABSs (2012: US$10.0bn). These are included within the disclosures of ABS 'held through consolidated structured entities' on page 206. HSBC's other SICs, Mazarin, Barion and Malachite, evolved from the restructuring of HSBC's structured investment vehicles ('SIV's) in 2008.

• Solitaire - Solitaire is currently funded entirely by commercial paper 'CP' issued to HSBC. Although HSBC continues to provide a liquidity facility, Solitaire has no need to draw on it so long as HSBC purchases the CP issued, which it intends to do for the foreseeable future. At 31 December 2013, HSBC held US$11.0bn of CP (2012: US$13.0bn).

• Mazarin - HSBC is exposed to the par value of Mazarin's assets through the provision of a liquidity facility equal to the lesser of the amortised cost of issued senior debt and the amortised cost of non-defaulted assets. At 31 December 2013, this amounted to US$7.4bn (2012: US$8.4bn). First loss protection is provided through the capital notes issued by Mazarin, which are substantially all held by third parties.

At 31 December 2013, HSBC held 1.3% of Mazarin's capital notes (2012: 1.3%) with a par value of US$17m (2012: US$17m) and a carrying amount of US$0.3m (2012: nil).

• Barion and Malachite - HSBC's primary exposure to these SICs is represented by the amortised cost of the debt required to support the non-cash assets of the vehicles. At 31 December 2013, this amounted to US$6.3bn (2012: US$7.4bn). First loss protection is provided through the capital notes issued by these vehicles, which are substantially all held by third parties.

At 31 December 2013, HSBC held 3.8 % of the capital notes (2012: 3.7%) issued by these vehicles with a par value of US$37m (2012: US$36m) and a carrying amount of US$3.3m (2012: US$1.7m).

Multi-seller conduits

These vehicles were established for the purpose of providing access to flexible market-based sources of finance for HSBC's clients.

HSBC bears risk equal to transaction-specific liquidity facilities offered to the multi-seller conduits amounting to US$15.7bn at 31 December 2013 (2012: US$14.3bn). First loss protection is provided by the originator of the assets, and not by HSBC, through transaction-specific credit enhancements. A layer of secondary loss protection is provided by HSBC in the form of programme-wide enhancement facilities.

Securitisations

HSBC uses structured entities to securitise customer loans and advances that it has originated in order to diversify its sources of funding for asset origination and capital efficiency purposes. The loans and advances are transferred by HSBC to the structured entities for cash or synthetically through credit default swaps, and the structured entities issue debt securities to investors.

HSBC managed funds

HSBC has established a number of money market and non-money market funds. Where it is deemed to be acting as principal rather than agent in its role as investment manager, HSBC controls and hence consolidates these funds.

Other

HSBC has also entered into a number of transactions in the normal course of business which include asset and structured finance transactions where it has control of the structured entity. In addition, HSBC is deemed to control a number of third-party managed funds through its involvement as a principal in the funds.

Unconsolidated structured entities

The term 'unconsolidated structured entities' refers to all structured entities that are not controlled by HSBC. HSBC enters into transactions with unconsolidated structured entities in the normal course of business to facilitate customer transactions and for specific investment opportunities.

The table below shows the total assets of unconsolidated structured entities in which HSBC has an interest at the reporting date, as well as its maximum exposure to loss in relation to those interests.

The maximum exposure to loss from HSBC's interests in unconsolidated structured entities represents the maximum loss that HSBC could incur as a result of HSBC's involvement with unconsolidated structured entities regardless of the probability of the loss being incurred.

• For commitments and guarantees, and written credit default swaps, the maximum exposure to loss is the notional amount of potential future losses.

• For retained and purchased investments in and loans to unconsolidated structured entities, the maximum exposure to loss is the carrying value of these interests at the balance sheet reporting date.

The maximumexposure to loss is stated gross of the effects of hedging and collateral arrangements entered into to mitigate HSBC's exposure to loss.

Nature and risks associated with HSBC interests in unconsolidated structured entities

	Securitisations	HSBC managed funds	Non-HSBC managed funds	Other	Total
	US$bn	US$bn	US$bn	US$bn	US$bn
At 31 December 2013
Total assets of the entities .......................	9.6	290.3	2,843.3	26.7	3,169.9

HSBC's interest - assets
Cash .....................................................	-	-	-	-	-
Trading assets ......................................	-	0.1	0.2	3.8	4.1
Financial assets designated at fair value	-	5.1	1.4	-	6.5
Derivatives ..........................................	-	-	-	1.2	1.2
Loans and advances to customers .........	0.9	-	-	1.5	2.4
Financial investments ..........................	-	2.3	5.4	0.1	7.8
Other assets .........................................	-	0.1	-	-	0.1

Total assets in relation to HSBC's interests in the unconsolidated structured entities .............................................................	0.9	7.6	7.0	6.6	22.1

HSBC's interest - liabilities
Trading liabilities .................................	-	-	-	0.1	0.1

Total liabilities in relation to HSBC's interests in the unconsolidated structured entities .................................................	-	-	-	0.1	0.1

HSBC's maximum exposure .....................	1.0	7.6	7.0	10.6	26.2

Total income from HSBC interests1 .........	-	0.1	0.3	0.3	0.7

1 Income includes recurring and non-recurring fees, interest, dividends, gains or loss on the re-measurement or derecognition of interests in structured entities, any mark-to-market gains/losses on a net basis and gains or losses from the transfer of assets and liabilities to the structured entity.

Securitisations

HSBC has interests in unconsolidated securitisation vehicles through holding notes issued by these entities.

HSBC managed funds

HSBC establishes and manages money market funds and non-money market investment funds to provide customers with investment opportunities. Further information on 'Funds under management' is provided on page 130.

HSBC, as fund manager, may be entitled to receive management and performance fees based on the assets under management. HSBC may also retain units in these funds.

Non-HSBC managed funds

HSBC purchases and holds units of third-party managed funds in order to facilitate both business and customer needs.

Other

HSBC has established structured entities in the normal course of business such as structured credit transactions for customers, to provide finance to public and private sector infrastructure projects, and for asset and structured finance transactions.

HSBC sponsored structured entities

The definition of a sponsor is given in Note 2(o).

In some cases, HSBC does not have an interest in these entities at the reporting date.

The amount of assets transferred to and income received from such sponsored entities during 2013 was not significant.

43 Legal proceedings and regulatory matters

HSBC is party to legal proceedings and regulatory matters in a number of jurisdictions arising out of its normal business operations. The recognition of provisions is determined in accordance with the accounting policies set out in Note 2. Apart from the matters described below, HSBC considers that none of these matters are material, either individually or in the aggregate. Where an individual provision is material, the fact that a provision has been made is stated and quantified. Any provision recognised does not constitute an admission of wrongdoing or legal liability. While the outcome of these matters is inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of legal proceedings and regulatory matters as at 31 December 2013 (see Note 31). It is not practicable to provide an aggregate estimate of potential liability for our legal proceedings and regulatory matters as a class of contingent liabilities.

Securities litigation

As a result of an August 2002 restatement of previously reported consolidated financial statements and other corporate events, including the 2002 settlement with 46 states and the District of Columbia relating to real estate lending practices, Household International and certain former officers were named as defendants in a class action lawsuit, Jaffe v. Household International, Inc., et al. (N.D. Ill. No. 02 C5893), filed 19 August 2002 in the US District Court for the Northern District of Illinois ('District Court'). The complaint asserted claims under § 10 and § 20 of the Securities Exchange Act of 1934 and alleged that the defendants knowingly or recklessly made false and misleading statements of material fact relating to Household International's Consumer Lending operations, including collections, sales and lending practices, some of which ultimately led to the 2002 state settlement agreement, and facts relating to accounting practices evidenced by the restatement. Ultimately, a class was certified on behalf of all persons who acquired and disposed of Household International common stock between 30 July 1999 and 11 October 2002.

A jury trial concluded in April 2009, which was decided partly in favour of the plaintiffs. Various legal challenges to the verdict were raised in post-trial briefing.

In December 2011, following the submission of claim forms by class members, the Court-appointed claims administrator to the District Court reported that the total number of claims that generated an allowed loss was 45,921, and that the aggregate amount of these claims was approximately US$2.2bn. The defendants filed legal challenges regarding the presumption of reliance as to the class and compliance with the claims form requirements, which the District Court in September 2012 rejected for the most part. The District Court directed further proceedings before a court-appointed Special Master to address certain claim submission issues.

On 4 October 2013, the District Court denied the defendants' additional post-trial motions for judgement as a matter of law or, in the alternative, for a new trial, and granted plaintiffs' motions for a partial final judgement and awarded pre-judgement interest at the Prime rate, compounded annually. Subsequently, on 17 October 2013, the District Court entered a partial final judgement against the defendants in the amount of approximately US$2.46bn. In addition to the partial judgement that has been entered, there also remain approximately US$527m in claims, prior to imposition of prejudgement interest, that still are subject to objections that have not yet been ruled upon by the District Court.

The defendants have filed a Notice of Appeal of the partial final judgement. The defendants have also filed a Supersedeas Bond in the approximate amount of the judgement (US$2.46bn) in order to stay execution on the judgement pending appeal. Despite the jury verdict, the various rulings of the District Court, and the partial final judgement, we continue to believe that we have meritorious grounds for appeal. The timing and outcome of the ultimate resolution of this matter is uncertain.

Given the complexity and uncertainties associated with the actual determination of damages, including the outcome of any appeals, there is a wide range of possible damages. We believe we have meritorious grounds for appeal on matters of both liability and damages, and will argue on appeal that damages should be zero or a relatively insignificant amount. If the Appeals Court rejects or only partially accepts our arguments, the amount of damages, based upon the claims submitted and the application of pre-judgement interest at the Prime rate as ordered by the District Court, may lie in a range from a relatively insignificant amount to an amount up to or exceeding US$3.5bn. Once a judgement is entered (such as the approximately US$2.46bn partial final judgement entered on 17 October 2013), post-judgement interest accrues on the judgement at a rate equal to the weekly average of the 1-year constant maturity treasury yield as published by the Federal Reserve System. A provision has been made based on management's best estimate of probable outflows.

Bernard L. Madoff Investment Securities LLC

In December 2008, Bernard L. Madoff ('Madoff') was arrested for running a Ponzi scheme and a trustee was appointed for the liquidation of his firm, Bernard L. Madoff Investment Securities LLC ('Madoff Securities'), an SEC-registered broker-dealer and investment adviser. Since his appointment, the trustee has been recovering assets and processing claims of Madoff Securities customers. Madoff subsequently pleaded guilty to various charges and is serving a 150 year prison sentence. He has acknowledged, in essence, that while purporting to invest his customers' money in securities and, upon request, return their profits and principal, he in fact never invested in securities and used other customers' money to fulfil requests for the return of profits and principal. The relevant US authorities are continuing their investigations into his fraud, and have brought charges against others, including certain former employees and the former auditor of Madoff Securities. Madoff was sentenced in June 2009.

Various non-US HSBC companies provided custodial, administration and similar services to a number of funds incorporated outside the US whose assets were invested with Madoff Securities. Based on information provided by Madoff Securities, as at 30 November 2008, the purported aggregate value of these funds was US$8.4bn, an amount that includes fictitious profits reported by Madoff. Based on information available to HSBC to date, we estimate that the funds' actual transfers to Madoff Securities minus their actual withdrawals from Madoff Securities during the time that HSBC serviced the funds totalled approximately US$4bn.

Plaintiffs (including funds, fund investors, and the Madoff Securities trustee) have commenced Madoff-related proceedings against numerous defendants in a multitude of jurisdictions. Various HSBC companies have been named as defendants in suits in the US, Ireland, Luxembourg and other jurisdictions. Certain suits (which include US putative class actions) allege that the HSBC defendants knew or should have known of Madoff's fraud and breached various duties to the funds and fund investors.

In December 2011, claims against HSBC and other defendants by fund investors in three related putative class actions pending in the US District Court for the Southern District of New York were dismissed on grounds of forum non conveniens. In September 2013, the US Court of Appeals for the Second Circuit affirmed the dismissal of the claims. The plaintiffs have requested a rehearing of their appeal, and that request remains pending.

In July and December 2013, settlements were reached in respect of the claim by Thema International Fund plc and AA (Alternative Advantage) Plc respectively against HSBC Institutional Trust Services (Ireland) Limited in the Irish High Court.

The Madoff Securities Trustee has commenced suits against various HSBC companies in the US Bankruptcy Court and in the English High Court. The US action (which also names certain funds, investment managers, and other entities and individuals) sought US$9bn in damages and additional recoveries from HSBC and the various co-defendants and alleged that HSBC aided and abetted Madoff's fraud and breach of fiduciary duty. In July 2011, the US District Court for the Southern District of New York dismissed the trustee's various common law claims on the grounds that the trustee lacks standing to assert them, and that dismissal was affirmed in a decision issued by the Second Circuit in June 2013. On 9 October 2013, the Trustee filed a petition for writ of certiorari to review the Second Circuit's decision with the US Supreme Court. The HSBC defendants filed their response to the petition for writ of certiorari on 16 December 2013. The Supreme Court has issued an order inviting the US Solicitor General to file a brief in the case expressing the views of the US government on the petition. The Trustee's remaining US claims seek, pursuant to US bankruptcy law, recovery of unspecified amounts received by HSBC from funds invested with Madoff, including amounts that HSBC received when it redeemed units HSBC held in the various funds in connection with financing transactions HSBC had entered into with various clients, as well as fees earned by HSBC for providing custodial, administration and similar services to the funds. These claims remain pending.

The trustee's English action seeks recovery of unspecified transfers of money from Madoff Securities to or through HSBC, on the ground that the HSBC defendants actually or constructively knew of Madoff's fraud. HSBC has not been served with the trustee's English action.

Between October 2009 and April 2012, Fairfield Sentry Limited, Fairfield Sigma Limited and Fairfield Lambda Limited ('Fairfield'), funds whose assets were directly or indirectly invested with Madoff Securities, commenced multiple suits in the British Virgin Islands ('BVI') and the US against numerous fund shareholders, including various HSBC companies that acted as nominees for clients of HSBC's private banking business and other clients who invested in the Fairfield funds. The Fairfield actions seek restitution of amounts paid to the defendants in connection with share redemptions, on the ground that such payments were made by mistake, based on inflated values resulting from Madoff's fraud, and some actions also seek recovery of the share redemptions under BVI insolvency law. The actions in the US are currently stayed in the Bankruptcy Court pending developments in related appellate litigation in the BVI.

There are many factors which may affect the range of possible outcomes, and the resulting financial impact, of the various Madoff-related proceedings, including but not limited to the circumstances of the fraud, the multiple jurisdictions in which the proceedings have been brought and the number of different plaintiffs and defendants in such proceedings. For these reasons, among others, it is not practicable at this time for HSBC to estimate reliably the aggregate liabilities, or ranges of liabilities, that might arise as a result of all such claims but they could be significant. In any event, HSBC considers that it has good defences to these claims and will continue to defend them vigorously.

US mortgage-related investigations

In April 2011, HSBC Bank USA entered into a consent cease and desist order with the Office of the Comptroller of the Currency ('OCC') and HSBC Finance and HSBC North America Holdings Inc. ('HNAH') entered into a similar consent order with the Federal Reserve Board (together with the OCC, the 'Servicing Consent Orders') following completion of a broad horizontal review of industry residential mortgage foreclosure practices. These consent orders require prescribed actions to address the deficiencies noted in the joint examination and described in the consent orders. HSBC Bank USA, HSBC Finance and HNAH continue to work with the OCC and the Federal Reserve Board to align their processes with the requirements of the consent orders and are implementing operational changes as required.

The Servicing Consent Orders required an independent review of foreclosures (the 'Independent Foreclosure Review') pending or completed between January 2009 and December 2010 to determine if any borrower was financially injured as a result of an error in the foreclosure process. As required by the Servicing Consent Orders, an independent consultant was retained to conduct that review.

On 28 February 2013, HSBC Bank USA entered into an agreement with the OCC, and HSBC Finance and HNAH entered into an agreement with the Federal Reserve Board, (together the 'IFR Settlement Agreements'), pursuant to which the Independent Foreclosure Review has ceased and been replaced by a broader framework under which we and 12 other participating servicers will, in the aggregate, provide in excess of US$9.3bn in cash payments and other assistance to help eligible borrowers. Pursuant to the IFR Settlement Agreements, HNAH has made a cash payment of US$96m into a fund used to make payments to borrowers that were in active foreclosure during 2009 and 2010, and in addition, will provide other assistance (e.g. loan modifications) to help eligible borrowers. Borrowers who receive compensation will not be required to execute a release or waiver of rights and will not be precluded from pursuing litigation concerning foreclosure or other mortgage servicing practices. For participating servicers, including HSBC Bank USA and HSBC Finance, fulfilment of the terms of the IFR Settlement Agreements will satisfy the Independent Foreclosure Review requirements of the Servicing Consent Orders, including the wind down of the Independent Foreclosure Review.

The Servicing Consent Orders do not preclude additional enforcement actions against HSBC Bank USA, HSBC Finance or HNAH by bank regulatory, governmental or law enforcement agencies, such as the US Department of Justice ('DoJ') or State Attorneys General, which could include the imposition of civil money penalties and other sanctions relating to the activities that are the subject of the Servicing Consent Orders. Pursuant to the IFR Settlement Agreement with the OCC, however, the OCC has agreed that it will not assess civil money penalties or initiate any further enforcement action with respect to past mortgage servicing and foreclosure-related practices addressed in the Servicing Consent Orders, provided the terms of the IFR Settlement Agreement are fulfilled. The OCC's agreement not to assess civil money penalties is further conditioned on HNAH making payments or providing borrower assistance pursuant to any agreement that may be entered into with the DoJ in connection with the servicing of residential mortgage loans within two years. The Federal Reserve Board has agreed that any assessment of civil money penalties by the Federal Reserve Board will reflect a number of adjustments, including amounts expended in consumer relief and payments made pursuant to any agreement that may be entered into with the DoJ in connection with the servicing of residential mortgage loans. In addition, the IFR Settlement Agreements do not preclude private litigation concerning these practices.

Separate from the Servicing Consent Orders and the settlement related to the Independent Foreclosure Review discussed above, in February 2012 five of the largest US mortgage servicers (not including HSBC companies) reached a settlement with the DoJ, the US Department of Housing and Urban Development and State Attorneys General of 49 states with respect to foreclosure and other mortgage servicing practices. Following this settlement, these government agencies initiated discussions with mortgage industry servicers. HNAH, HSBC Bank USA and HSBC Finance have had discussions with US bank regulators and other governmental agencies regarding a potential resolution, although the timing of any settlement is not currently known. HSBC has recognised a provision to reflect the estimated liability associated with a proposed settlement of this matter. Any such settlement, however, may not completely preclude other enforcement actions by state or federal agencies, regulators or law enforcement bodies related to foreclosure and other mortgage servicing practices, including, but not limited to matters relating to the securitisation of mortgages for investors. These practices have in the past resulted in private litigation and such a settlement would not preclude further private litigation concerning these practices.

US mortgage securitisation activity and litigation

HSBC Bank USA has been involved as a sponsor/seller of loans used to facilitate whole loan securitisations underwritten by HSBC Securities (USA) Inc. ('HSI'). During 2005-2007, HSBC Bank USA purchased and sold US$24bn of such loans to HSI which were subsequently securitised and sold by HSI to third parties. The outstanding principal balance on these loans was approximately US$6.4bn and US$7.4bn at 31 December 2013 and 31 December 2012, respectively.

Participants in the US mortgage securitisation market that purchased and repackaged whole loans have been the subject of lawsuits and governmental and regulatory investigations and inquiries, which have been directed at groups within the US mortgage market, such as servicers, originators, underwriters, trustees or sponsors of securitisations, and at particular participants within these groups. As the industry's residential mortgage foreclosure issues continue, HSBC Bank USA has taken title to an increasing number of foreclosed homes as trustee on behalf of various securitisation trusts. As nominal record owner of these properties, HSBC Bank USA has been sued by municipalities and tenants alleging various violations of law, including laws regarding property upkeep and tenants' rights. While HSBC believes and continues to maintain that the obligations at issue and the related liability are properly those of the servicer of each trust, HSBC continues to receive significant and adverse publicity in connection with these and similar matters, including foreclosures that are serviced by others in the name of 'HSBC, as trustee'.

Various HSBC companies have been named as defendants in a number of actions in connection with residential mortgage-backed securities ('RMBS') offerings, which generally allege that the offering documents for securities issued by securitisation trusts contained material misstatements and omissions, including statements regarding the underwriting standards governing the underlying mortgage loans. These include an action filed in September 2011 by the Federal Housing Finance Agency ('FHFA'), acting in its capacity as conservator for the Federal National Mortgage Association ('Fannie Mae') and the Federal Home Loan Mortgage Corporation ('Freddie Mac') in the US District Court for the Southern District of New York (the 'District Court') against HSBC Bank USA, HSBC North America Holdings Inc. ('HNAH'), HSI and HSI Asset Securitization ('HASCO') and five former and current officers and directors of HASCO, seeking damages or rescission of mortgage-backed securities purchased by Fannie Mae and Freddie Mac that were either underwritten or sponsored by HSBC companies. The aggregate unpaid principal balance of the securities was approximately US$1.6bn at 31 December 2013. This action, captioned Federal Housing Finance Agency, as Conservator for the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation v. HSBC North America Holdings Inc., et al. (S.D.N.Y. No. CV 11-6189-LAK), is one of a series of similar actions filed against 17 financial institutions alleging violations of federal and state securities laws in connection with the sale of private-label RMBS purchased by Fannie Mae and Freddie Mac, primarily from 2005 to 2008. These actions were transferred to a single judge, who directed the defendant in the first-filed matter, UBS, to file a motion to dismiss. In May 2012, the District Court filed its decision denying the motion to dismiss FHFA's securities law claims and granting the motion to dismiss FHFA's negligent misrepresentation claims. The District Court's ruling formed the basis for rulings on the other matters, including the action filed against HSBC Bank USA and its affiliates. On 5 April 2013, the Second Circuit Court of Appeals affirmed the ruling of the District Court. In January 2013, the FHFA parties met with the Magistrate Judge to discuss how to structure mediation. Since that time, a number of the FHFA defendants have resolved their lawsuits.

Discovery in HSBC's case continues. Factual discovery closed in December 2013. Expertdiscovery is scheduled to continue through the end of July 2014, with the summary judgement motion scheduled to be fully briefed by the end of July 2014. These dates are subject to change by the court.

The timing and outcome of this matter is uncertain. It is possible that HSBC could be found liable to pay damages. Based upon the information currently available, it is possible that these damages could be as high as US$1.6bn.

HSBC Bank USA, HSBC Finance and Decision One Mortgage Company LLC (a subsidiary of HSBC Finance) have been named as defendants in a number of mortgage loan repurchase actions brought by trustees of securitisation trusts. These actions include (i) Deutsche Bank National Trust Company, as Trustee of HASCO 2007-NC1 v. HSBC Bank USA; (ii) Deutsche Bank, as Trustee of MSAC 2007-HE6 v. Decision One and HSBC Finance Corp., and (iii) Deutsche Bank, as Trustee of HASCO 2007-HE2 v. Decision One, HSBC Finance and HSBC Bank USA. In the aggregate, these actions seek to have the HSBC defendants repurchase mortgage loans, or pay compensatory damages in lieu of repurchase, totalling at least US$1bn. On 13 January 2014 HSBC Bank USA filed a motion to dismiss the Deutsche Bank National Trust Company, as Trustee of HASCO 2007-NC1 v. HSBC Bank USA matter. HSBC Finance was dismissed, on motion, as a defendant in Deutsche Bank, as Trustee of MSAC 2007-HE6 v. Decision One and HSBC Finance Corp., but the case remains pending against Decision One Mortgage Company LLC. One other mortgage loan repurchase action against Decision One, Seagull Point LLC, individually and on behalf of the MSAC 2007-HE5 Trust v. Decision One Mortgage Company LLC, et al. was dismissed voluntarily in January 2014.

In December 2010 and February 2011, HSBC Bank USA received subpoenas from the SEC seeking production of documents and information relating to its involvement and the involvement of its affiliates in specified private-label RMBS transactions as an issuer, sponsor, underwriter, depositor, trustee, custodian or servicer. HSBC Bank USA has also had preliminary contacts with other government authorities exploring the role of trustees in private-label RMBS transactions. In February 2011, HSBC Bank USA also received a subpoena from the US Attorney's Office, Southern District of New York seeking production of documents and information relating to loss mitigation efforts with respect to residential mortgages in the State of New York. In January 2012, HSI was served with a Civil Investigative Demand from the Massachusetts State Attorney General seeking documents, information and testimony related to the sale of RMBS to public and private customers in the State of Massachusetts from January 2005 to the present.

HSBC expects this level of focus will continue. As a result, HSBC companies may be subject to additional claims, litigation and governmental and regulatory scrutiny related to its participation in the US mortgage securitisation market, either individually or as a member of a group.

The timing and outcome of the ultimate resolution of these matters, and the amount of any possible obligations, is highly uncertain.

Anti-money laundering and sanctions-related

In October 2010, HSBC Bank USA entered into a consent cease and desist order with the OCC and the indirect parent of that company, HNAH, entered into a consent cease and desist order with the Federal Reserve Board (the 'Orders'). These Orders required improvements to establish an effective compliance risk management programme across HSBC's US businesses, including various issues relating to US Bank Secrecy Act ('BSA') and anti-money laundering ('AML') compliance. Steps continue to be taken to address the requirements of the Orders to ensure compliance, and that effective policies and procedures are maintained.

In addition, in December 2012, HSBC Holdings, HNAH and HSBC Bank USA entered into agreements with US and UK government agencies regarding past inadequate compliance with the BSA and AML and sanctions laws. Among those agreements, HSBC Holdings and HSBC Bank USA entered into a five-year deferred prosecution agreement with the DoJ, the US Attorney's Office for the Eastern District of New York, and the US Attorney's Office for the Northern District of West Virginia (the 'US DPA'), HSBC Holdings entered into a two-year deferred prosecution agreement with the New York County District Attorney (the 'DANY DPA'), and HSBC Holdings consented to a cease and desist order and HSBC Holdings and HNAH consented to a monetary penalty order with the Federal Reserve Board ('FRB'). In addition, HSBC Bank USA entered into a monetary penalty consent order with FinCEN and a separate monetary penalty order with the OCC. HSBC Holdings also entered into an agreement with the Office of Foreign Assets Control ('OFAC') regarding historical transactions involving parties subject to OFAC sanctions and an undertaking with the UK Financial Services Authority, now a Financial Conduct Authority ('FCA') Direction, to comply with certain forward-looking AML- and sanctions-related obligations.

Under these agreements, HSBC Holdings and HSBC Bank USA made payments totalling US$1,921m to US authorities and are continuing to comply with ongoing obligations. On 1 July 2013, the US District Court for the Eastern District of New York approved the US DPA and retained authority to oversee implementation of the same. Under the agreements with the DoJ, FCA, and the FRB, an independent monitor (who is, for FCA purposes, a 'skilled person' under Section 166 of the Financial Services and Markets Act) will evaluate and regularly assess the effectiveness of HSBC's AML and sanctions compliance function and HSBC's progress in implementing its remedial obligations under the agreements. The monitorship, which began on 22 July 2013, is proceeding as anticipated.

If HSBC Holdings and HSBC Bank USA fulfil all of the requirements imposed by the US DPA, the DoJ charges against those entities will be dismissed at the end of the five-year period of that agreement. Similarly, if HSBC Holdings fulfils all of the requirements imposed by the DANY DPA, DANY's charges against it will be dismissed at the end of the two-year period of that agreement. The DoJ may prosecute HSBC Holdings or HSBC Bank USA in relation to the matters which are the subject of the US DPA if HSBC Holdings or HSBC Bank USA breaches the terms of the US DPA, and DANY may prosecute HSBC Holdings in relation to the matters which are subject of the DANY DPA if HSBC Holdings violates the terms of the DANY DPA.

HSBC Bank USA also entered into a separate consent order with the OCC requiring it to correct the circumstances and conditions as noted in the OCC's then most recent report of examination and imposing certain restrictions on HSBC Bank USA directly or indirectly acquiring control of, or holding an interest in, any new financial subsidiary, or commencing a new activity in its existing financial subsidiary, unless it receives prior approval from the OCC. HSBC Bank USA also entered into a separate consent order with the OCC requiring it to adopt an enterprise wide compliance programme.

The settlement with US and UK authorities does not preclude private litigation relating to, among other things, HSBC's compliance with applicable AML, BSA and sanctions laws or other regulatory or law enforcement actions for AML/BSA or sanctions matters not covered by the various agreements.

US tax and broker-dealer investigations

HSBC continues to cooperate in ongoing investigations by the DoJ and the US Internal Revenue Service regarding whether certain HSBC companies and employees acted appropriately in relation to certain customers who had US tax reporting requirements. In connection with these investigations, HSBC Private Bank Suisse SA, with due regard for Swiss law, has produced records and other documents to the DoJ and is cooperating with the investigation. In August 2013, the DoJ informed HSBC Private Bank Suisse SA that it is not eligible for the 'Program for Non-Prosecution Agreements or Non-Target Letters for Swiss Banks' since a formal investigation had been authorised. The DoJ also requested additional information from HSBC Private Bank Suisse SA and other Swiss banks regarding the transfer of assets to and from US person related accounts and employees who serviced those accounts. It is preparing this data, in a manner consistent with Swiss law.

Other HSBC companies are also cooperating with the relevant US authorities, including with respect to US-based clients of an HSBC company in India.

In April 2011, HSBC Bank USA received a summons from the US Internal Revenue Service directing HSBC Bank USA to produce records with respect to US-based clients of an HSBC company in India. HSBC Bank USA has cooperated fully by providing responsive documents in its possession in the US to the US Internal Revenue Service.

Also in April 2011, HSBC Bank USA received a subpoena from the SEC directing HSBC Bank USA to produce records in the US related to, among other things, HSBC Private Bank Suisse SA's cross-border policies and procedures and adherence to US broker-dealer and investment adviser rules and regulations when dealing with US resident clients. HSBC Bank USA continues to cooperate with the SEC. HSBC Private Bank Suisse SA has also produced records and other documents to the SEC and is cooperating with the SEC's investigation.

Based on the facts currently known in respect of each of these investigations, there is a high degree of uncertainty as to the terms on which the ongoing investigations will be resolved and the timing of such resolution, including the amounts of fines and/or penalties. As matters progress, it is possible that fines and/or penalties could be significant.

London interbank offered rates, European interbank offered rates and other benchmark interest and foreign exchange rate investigations and litigation

Various regulators and competition and enforcement authorities around the world including in the UK, the US, the EU, Switzerland, Hong Kong, Thailand, South Korea and elsewhere are conducting investigations and reviews related to certain past submissions made by panel banks and the processes for making submissions in connection with the setting of London interbank offered rates ('Libor'), European interbank offered rates ('Euribor') and other benchmark interest and foreign exchange rates. As certain HSBC companies are members of such panels, HSBC has been the subject of regulatory demands for information and is cooperating with those investigations and reviews.

On 14 June 2013, in conjunction with the completion of its review, the Monetary Authority of Singapore ('MAS') censured The Hongkong and Shanghai Banking Corporation Ltd ('HBAP') for deficiencies in governance, risk management, internal controls and surveillance systems in connection with its participation on the contributing panel with respect to certain foreign exchange spot benchmarks that are commonly used to settle non-deliverable forward foreign exchange contracts. At the same time, HBAP was directed to adopt measures to address the identified deficiencies, to appoint a party to ensure the robustness of its remedial measures, and to maintain additional statutory reserves with the MAS at zero interest for a period of one year. HBAP was one of twenty banks subjected to supervisory action by the MAS as a result of its review.

On 4 December 2013, the European Commission ('Commission') announced that it had imposed fines on eight financial institutions under its cartel settlement procedure for their participation in illegal activity related to Euro interest rate derivatives and/or yen interest rate derivatives. Although HSBC was not one of the financial institutions fined, the Commission announced that it had opened proceedings against HSBC in connection with its Euribor-related investigation of Euro interest rate derivatives only. This investigation will continue under the standard Commission cartel procedure.

On 3 January 2014, the Canadian Competition Bureau notified HSBC that it was discontinuing its investigation into alleged collusive conduct in the setting of Japanese yen Libor on the basis that the evidence collected was insufficient to justify prosecution under applicable law.

As for ongoing regulatory investigations, reviews and proceedings, based on the facts currently known in respect of each of these, there is a high degree of uncertainty as to the terms on which the ongoing investigations, reviews or proceedings will be resolved and the timing of such resolutions, including the amounts of fines and/or penalties. As matters progress, it is possible that fines and/or penalties could be significant.

The Financial Conduct Authority is also conducting investigations alongside several other law enforcement and/or regulatory agencies in various countries into a number of firms, including HSBC, related to trading on the foreign exchange market. We are cooperating with the investigations which are ongoing. It is not practicable at this stage for HSBC to estimate reliably any possible liability that might arise.

In addition, HSBC and other panel banks have been named as defendants in a number of private lawsuits filed in the US with respect to the setting of US dollar Libor. These lawsuits include individual and putative class actions, most of which have been transferred and/or consolidated for pre-trial purposes before the US District Court for the Southern District of New York. The complaints in those actions assert claims against HSBC and other US dollar Libor panel banks under various US laws including US antitrust and racketeering laws, the US Commodity Exchange Act ('CEA'), and state law.

In March 2013, the US District Court Judge overseeing the consolidated proceeding that encompasses a number of pending actions related to US dollar Libor issued an opinion and order in the six oldest actions dismissing the plaintiffs' federal and state antitrust claims, racketeering claims, and unjust enrichment claims in their entirety, but allowing certain of their CEA claims that were not barred by the applicable statute of limitations to proceed. Some of those plaintiffs have appealed the dismissal opinion and order to the US Court of Appeals for the Second Circuit. The Court of Appeals has dismissed those appeals on the grounds that they are premature and plaintiffs' subsequent motion for reconsideration was denied. Other plaintiffs have filed amended complaints in the District Court to assert additional allegations, and the defendants have filed motions to dismiss the amended complaints. The District Court held oral argument on the motions to dismiss in February 2014, and it has stayed proceedings with respect to all other actions in the consolidated proceeding pending its decision on the motions to dismiss.

Separately, HSBC and other panel banks have also been named as defendants in a putative class action filed in the US on behalf of persons and entities who transacted in euroyen futures and options contracts related to the euroyen Tokyo interbank offered rate ('Tibor'). The complaint alleges, amongst other things, misconduct related to euroyen Tibor, although HSBC is not a member of the Japanese Bankers Association's euroyen Tibor panel, as well as Japanese yen Libor, in violation of US antitrust laws, the US CEA, and state law. In April 2013, the plaintiff filed a second amended complaint which the defendants moved to dismiss in June 2013. Oral argument on the motion to dismiss is scheduled for March 2014.

In November 2013, HSBC and other panel banks were also named as defendants in a putative class action filed in the US on behalf of persons who transacted in futures contracts and other financial instruments related to Euribor. The complaint alleges, amongst other things, misconduct related to Euribor in violation of US antitrust laws, the US CEA, and state law. HSBC has not yet responded to the complaint and an amended complaint is expected by the end of March 2014. HSBC expects to file a motion to dismiss thereafter.

In late 2013 and early 2014, HSBC and a number of other banks were named as defendants in various putative class actions filed in the US on behalf of persons who executed foreign currency trades that settled on the basis of foreign exchange rates published by WM/Reuters or that otherwise occurred during the time periods when the WM/Reuters rates were being set. The complaints allege, amongst other things, that the defendants conspired to manipulate the WM/Reuters foreign exchange rates in violation of US antitrust laws. In February 2014, the US District Court Judge appointed interim lead class counsel and ordered the plaintiffs to file a consolidated amended complaint. HSBC has not yet responded, but intends to do so at the appropriate time set by the court.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these private lawsuits, including the timing and potential impact on.

Credit default swap regulatory investigation and litigation

In July 2013, HSBC received a Statement of Objections from the European Commission relating to its ongoing investigation of alleged anti-competitive activity by a number of market participants in the credit derivatives market between 2006 and 2009. The Statement of Objections sets out the European Commission's preliminary views and does not prejudge the final outcome of its investigation. HSBC has submitted a response to the European Commission. Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of the European Commission's investigation, including the timing or impact on HSBC.

HSBC Bank USA, HSBC Holdings and HSBC Bank have been named as defendants, among others, in numerous putative class actions filed in federal courts located in New York and Chicago. These class actions allege that the defendants, which include ISDA, Markit and several financial institutions, conspired to restrain trade in violation of the federal anti-trust laws by, among other things, restricting access to credit default swap pricing exchanges and blocking new entrants into the exchange market, with the purpose and effect of artificially inflating the bid/ask spread paid to buy and sell credit default swaps in the US. The plaintiffs in these suits purport to represent a class of all persons who purchased credit default swaps from or sold credit default swaps to defendants primarily in the US. On 16 October 2013, the Judicial Panel on Multi-district Litigation ordered that all cases be consolidated in the Southern District of New York as In re Credit Default Swaps Antitrust Litigation, MDL No. 2476. On 5 December 2013, the District Court held its Initial Pretrial Conference, at which time it selected Lead Interim Class Counsel and set a schedule for the filing of an amended, consolidated complaint and motions to dismiss that complaint. The amended, consolidated complaint was filed on 31 January 2014 and names HSBC Bank USA and HSBC Bank, but not HSBC Holdings, as defendants, among others. Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these lawsuits, including the timing and potential impact on HSBC.

Economic plans: HSBC Bank Brasil S.A.

Economic plans were introduced in the mid 1980's and early 1990's by the government of Brazil to reduce escalating inflation. The implementation of certain of these plans adversely impacted savings account holders, thousands of which consequently commenced legal proceedings against financial institutions in Brazil, including HSBC Bank Brasil S.A. ('HSBC Brazil'), alleging, inter alia, that savings account balances were adjusted by a different price index than that contractually agreed, which caused them a loss of income. Certain of these cases have reached the Brazilian Supreme Court ('Supreme Court'). The proceedings in the Supreme Court are currently due to commence in February 2014. The Supreme Court has suspended all cases pending before lower courts until it delivers a final judgement on the constitutionality of the changes resulting from the economic plans. It is anticipated that the outcome of the Supreme Court's final judgement will set a precedent for all cases pending before the lower courts. Separately, the Brazilian Superior Civil Court ('Superior Civil Court') is considering matters relating to, among other things, contractual and punitive interest rates to be applied to calculate any loss of income.

There is a high degree of uncertainty as to the terms on which the proceedings in the Supreme Court and Superior Civil Court will be resolved and the timing of such resolution including the amount of losses HSBC Brazil may be liable to pay in the event of an unfavourable judgement. Such losses may lie in a range from a relatively insignificant amount to an amount up to US$600m, although the upper end of this range is considered unlikely.

44 Related party transactions

Related parties of the Group and HSBC Holdings include subsidiaries, associates, joint ventures, post-employment benefit plans for HSBC employees, Key Management Personnel, close family members of Key Management Personnel and entities which are controlled or jointly controlled by Key Management Personnel or their close family members.

Key Management Personnel are defined as those persons having authority and responsibility for planning, directing and controlling the activities of HSBC Holdings, being the Directors and Group Managing Directors of HSBC Holdings.

Compensation of Key Management Personnel

	HSBC
	2013	2012	2011
	US$m	US$m	US$m

Short-term employee benefits ......................................................................	38	37	34
Post-employment benefits ...........................................................................	2	1	2
Other long-term employee benefits ..............................................................	10	10	7
Share-based payments ...................................................................................	35	43	53

	85	91	96

Transactions, arrangements and agreements involving related parties

Particulars of advances (loans and quasi-loans), credits and guarantees entered into by subsidiaries of HSBC Holdings during 2013 with Directors, disclosed pursuant to section 413 of the Companies Act 2006, are shown below:

	At 31 December
	2013	2012
	US$m	US$m

Advances and credits ...............................................................................................................	7	7

Particulars of transactions with related parties, disclosed pursuant to the requirements of IAS 24, are shown below. The disclosure of the year-end balance and the highest amounts outstanding during the year in the table below is considered to be the most meaningful information to represent the amount of the transactions and the amount of outstanding balances during the year.

	2013		2012
	Balance at 31 December	Highest amounts outstanding during year	Balance at 31 December	Highest amounts outstanding during year
	US$m	US$m	US$m	US$m
Key Management Personnel1
Advances and credits .........................................................	146	171	153	242
Guarantees ........................................................................	-	8	8	12

1 Includes Key Management Personnel, close family members of Key Management Personnel and entities which are controlled or jointly controlled by Key Management Personnel or their close family members.

Some of the transactions were connected transactions, as defined by the Rules Governing The Listing of Securities on The Stock Exchange of Hong Kong Limited but were exempt from any disclosure requirements under the provisions of those rules. The above transactions were made in the ordinary course of business and on substantially the same terms, including interest rates and security, as for comparable transactions with persons of a similar standing or, where applicable, with other employees. The transactions did not involve more than the normal risk of repayment or present other unfavourable features.

Shareholdings, options and other securities of Key Management Personnel

	At 31 December
	2013 (000s)	2012 (000s)

Number of options held over HSBC Holdings ordinary shares under employee share plans .......	225	358
Number of HSBC Holdings ordinary shares held beneficially and non-beneficially ....................	14,704	14,713
Number of HSBC Holdings 6.5% Subordinated Notes 2036 held beneficially and non-beneficially ............................................................................................................................................	-	300
Number of HSBC Bank 2.875% Notes 2015 held beneficially and non-beneficially .................	5	5

	14,934	15,376
Transactions with other related parties of HSBC

Associates and joint ventures

The Group provides certain banking and financial services to associates and joint ventures, including loans, overdrafts, interest and non-interest bearing deposits and current accounts. Details of the interests in associates and joint ventures are given in Note 21. Transactions and balances during the year with associates and joint ventures were as follows:

	2013		2012
	Highest balance during the year1	Balance at 31 December1	Highest balance during the year1	Balance at 31 December1
	US$m	US$m	US$m	US$m
Amounts due from joint ventures:
- subordinated ................................................................	1	-	5	1
- unsubordinated .............................................................	300	300	391	210
Amounts due from associates:
- unsubordinated .............................................................	4,884	4,084	3,554	2,736

	5,185	4,384	3,950	2,947

Amounts due to joint ventures ...........................................	7	7	135	1
Amounts due to associates ..................................................	1,178	290	854	264

	1,185	297	989	265

Commitments ....................................................................	70	17	326	45

1 The disclosure of the year-end balance and the highest balance during the year is considered the most meaningful information to represent transactions during the year.

The above outstanding balances arose from the ordinary course of business and on substantially the same terms, including interest rates and security, as for comparable transactions with third-party counterparties.

Post-employment benefit plans

At 31 December 2013, US$5.2bn (2012: US$5bn) of HSBC post-employment benefit plan assets were under management by HSBC companies. Fees of US$23m (2012: US$20m) were earned by HSBC companies for these management services provided to its post-employment benefit plans. HSBC's post-employment benefit plans had placed deposits of US$620m (2012: US$285m) with its banking subsidiaries, on which interest payable to the schemes amounted to US$1m (2012: US$2m). The above outstanding balances arose from the ordinary course of business and on substantially the same terms, including interest rates and security, as for comparable transactions with third-party counterparties.

HSBC Bank (UK) Pension Scheme entered into swap transactions with HSBC as part of the management of the inflation and interest rate sensitivity of its liabilities. At 31 December 2013, the gross notional value of the swaps was US$38bn (2012: US$31bn), the swaps had a positive fair value of US$2.8bn (2012: positive fair value of US$5.2bn) to the scheme and HSBC had delivered collateral of US$3.8bn (2012: US$7.1bn) to the scheme in respect of these swaps, on which HSBC earned US$33m of interest (2012: US$31m). All swaps were executed at prevailing market rates and within standard market bid/offer spreads. Previously there were special collateral provisions for the swap transactions between HSBC and the scheme. Those provisions stipulated that the scheme never posted collateral to HSBC, although HSBC posted collateral to the scheme. From December 2013, the swap transactions between HSBC and the scheme are now on substantially the same terms as for comparable transactions with third party counterparties, including the two-way posting of collateral.

The International Staff Retirement Benefit Scheme entered into swap transactions with HSBC to manage the inflation and interest rate sensitivity of the liabilities and selected assets. At 31 December 2013, the gross notional value of the swaps was US$1.8bn (2012: US$1.8bn) and the swaps had a net positive fair value of US$399m to the scheme (2012: US$328m). All swaps were executed at prevailing market rates and within standard market bid/offer spreads.

HSBC Holdings

Details of HSBC Holdings' principal subsidiaries are shown in Note 24. Transactions and balances during the year with subsidiaries were as follows:

	2013		2012
	Highest balance during the year1	Balance at 31 December1	Highest balance during the year1	Balance at 31 December1
	US$m	US$m	US$m	US$m
Assets
Cash at bank ................................................................	420	407	429	353
Derivatives ..................................................................	3,768	2,789	4,122	3,768
Loans and advances .....................................................	53,344	53,344	41,675	41,675
Financial investments ..................................................	1,220	1,210	1,208	1,208
Investments in subsidiaries ...........................................	92,695	92,695	92,234	92,234

Total related party assets .............................................	151,447	150,445	139,668	139,238

Liabilities
Amounts owed to HSBC undertakings ..........................	12,856	11,685	12,856	12,856
Derivatives ..................................................................	1,154	704	1,536	760
Subordinated liabilities:
- at amortised cost ...................................................	1,716	1,716	2,493	1,696
- designated at fair value ..........................................	4,350	3,161	4,271	4,260

Total related party liabilities ........................................	20,076	17,266	21,156	19,572

Guarantees ...................................................................	52,836	52,836	49,560	49,402
Commitments ..............................................................	1,245	1,245	1,811	1,200

1 The disclosure of the year-end balance and the highest balance during the year is considered the most meaningful information to represent transactions during the year. The above outstanding balances arose in the ordinary course of business and were on substantially the same terms, including interest rates and security, as for comparable transactions with third-party counterparties.

Some employees of HSBC Holdings are members of the HSBC Bank (UK) Pension Scheme, which is sponsored by a separate Group company. HSBC Holdings incurs a charge for these employees equal to the contributions paid into the scheme on their behalf. Disclosure in relation to the scheme is made in Note 7 to the accounts.

45 Events after the balance sheet date

A fourth interim dividend for 2013 of US$0.19 per ordinary share (a distribution of approximately US$3,578m) was declared by the Directors after 31 December 2013.

These accounts were approved by the Board of Directors on 24 February 2014 and authorised for issue.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                 Date: 25 March 2014